Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 24, 2015

FAST FACTS Ahold Delhaize Group Corporate Overview International retailing group, based in the Netherlands, and founded in 1887 when Albert Heijn opened the first store in Oostzaan Operates over 3,200 supermarkets, convenience stores, drugstores and wine and liquor stores, online grocery and non-food Active in the Netherlands, Belgium, Germany, the United States and the Czech Republic. Ahold also holds a 49% interest in a Portuguese JV Market-leader in the Netherlands and the fifth biggest food retailer in the United States As of 2014, Ahold employed 227,000 people and delivered net sales of €32.8 billion An AEX-listed company on Euronext Amsterdam (AH) Corporate Overview International food retailer headquartered in Belgium, active in seven countries on three continents (Europe, North America, Asia) Founded in Belgium in 1867 by the Delhaize brothers Operates more than 3,400 stores, including directly operated stores, franchised and affiliated stores in the United States, Belgium & Luxembourg, Greece, Serbia, Romania. Delhaize Group also holds a 51% interest in Super Indo, a joint venture in Indonesia Store formats include supermarkets (and hypermarkets), convenience and speciality stores At the end of 2014, Delhaize Group employed close to 150,000 people worldwide and delivered net sales of €21.4 billion Listed on Euronext Brussels (DELB) and NYSE (DEG) Key Brands Key Brands

Ahold Delhaize Group Key Figures (FY2014) Net Sales €32.8bn Underlying Operating Income €1.3bn with underlying margin of 3.9% Free cash flow €1.1bn Market cap c.€15.5bn Stores worldwide 3,206 Associates worldwide 227,000 Key Figures (FY2014) Net Sales €21.4bn Underlying Operating Income €0.8bn with underlying margin of 3.6% Free cash flow €0.8bn Market cap c.€8.1bn Stores worldwide 3,402 Associates worldwide c.150,000 Geographical Footprint in Key Markets USA Net Sales €19.6bn Underlying operating margin 3.8% Stores 768 Associates 115,000 The Netherlands Including Belgium and Germany Net Sales €11.7bn Figures correct at FY 2014  Underlying operating margin 4.9% Stores 2,105 Associates 97,000 Czech Republic Net Sales €1.5bn Underlying operating margin 1.2% Stores 333 Associates 15,000 Associate figures have been rounded to nearest thousand Geographical Footprint in Key Markets USA Net Sales €13.4bn Underlying operating margin 4.1% Stores 1,295 Associates 97,000 Belgium & Luxembourg Net Sales €4.9bn Figures correct at FY 2014 Underlying operating margin 2.4% Stores 880 Associates 16,000 South Eastern Europe Net Sales €3.1bn Underlying operating margin 4.4% Stores 1,105 Associates 31000 Associate figures have been rounded to nearest thousand

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group ("Delhaize") for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold ("Ahold") will prepare a prospectus for Delhaize's shareholders to be filed with the Securities and Exchange Commission (the "SEC") and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.